Exhibit 99.4

LORUS THERAPEUTICS INC.
Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1. Reporting Issuer
Lorus Therapeutics Inc.
2 Meridian Road
Toronto, Ontario
M9W 4Z7

2. Date of Material Change
December 6, 2005

3. Press Release
The press release prescribed by section 75(1) of the Securities Act (Ontario) (and attached hereto) was issued at Toronto on December 6, 2005.

4. Summary of Material Change
Lorus Therapeutics Inc. (“Lorus”) announced that Elly Reisman has stepped down from the Board of Directors

5. Full Description of Material Change
Please see attached press release.

6. Reliance on Confidentiality Provisions of Securities Legislation
Not applicable.

7. Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers
For further information please contact
Jim A. Wright,
President and C.E.O., at (416) 798-1200 (ext. 340).

9. Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario, this 9th day of November 2005.
By: “Jim A. Wright”
Jim A. Wright
President and C.E.O.
Lorus Therapeutics. Inc.

Contacts:

Lorus Therapeutics Inc.	Media Contacts	US Investor Relations
Grace Tse	Susana Hsu / Emily Brunner	Tim Clemensen
Corporate Communications	Mansfield Communications	Rubenstein & Co.
Tel: (416) 798-1200 ext. 380	(416) 599-0024 / (212) 370-5045	(212) 843-9337
Email: ir@lorusthera.com	susana@mcipr.com / emily@mcipr.com	tim@rir1.com

LORUS ANNOUNCES THAT ELLY REISMAN HAS STEPPED DOWN
FROM THE BOARD OF DIRECTORS

TSX:	LOR
AMEX:	LRP

TORONTO, CANADA, December 6, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that Mr. Elly Reisman has stepped down from the Board of Directors to pursue other business activities.

Mr. Reisman indicated: “It is with regret that I hereby tender my resignation from the Board of Directors of Lorus Therapeutics. I have enjoyed my time on the Board and remain a strong supporter and shareholder of the company.”

Mr. Graham Strachan, Chairman of the Board, commented: “Mr. Reisman joined the Board on November 29, 1999, and has been an active participant in Board deliberations during his six year tenure. We thank him for his contributions and wish him well in his other business activities.”

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and recently has completed a Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.